SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         Date of Report: April 25, 2003



                                    BIORA AB

                             SE-205 12 Malmo, Sweden



                         Telephone: (011) 46-40-32-13-33



         Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    [x]  Form 20-F                       [ ]  Form 40-F


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    [ ]  Yes                             [x]  No


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  Not applicable.



         This Form 6-K consists of a Press Release dated April 25, 2003 containing the Biora AB First Quarter 2003 Report dated April 25, 2003.


                       Report for the first quarter 2003

                                Biora AB (publ)

                                 April 25, 2003


                                                            1st Qtr          1st Qtr              Full
                                                              2003            2002                Year
                                                                                                  2002
------------------------------------------------------- ----------------- -------------- -------------------
Net sales, SEK million                                          34.6           35.0               129.7
------------------------------------------------------- ----------------- -------------- -------------------
Operating result, SEK million                                    1.4           -1.0                -0.9

------------------------------------------------------- ----------------- -------------- -------------------
Net  result, SEK million                                         1.4           -0.7                 0.7

------------------------------------------------------- ----------------- -------------- -------------------


         o On April 7, 2003, Straumann Holding AG announced a public offer to the shareholders and warrant holders of Biora AB. Biora's Board of Directors unanimously recommends that Biora shareholders accept the cash offer of SEK 17 per ordinary share.

         o Sales during the first quarter 2003 amounted to SEK 34.6 million (compared to SEK 35.0 million for the first quarter
                  2002).

         o Significant negative impact on sales during the first quarter 2003 due to the decline in the U.S. dollar exchange rate compared to the first quarter 2002.

         o Net income during the first quarter 2003 was SEK 1.4 million (compared to a net loss of SEK 0.7 million for the first quarter 2002).

         o Net change in cash for the first quarter 2003 was SEK -4.2 million (compared to SEK -3.5 million for the first quarter
                  2002).


Biora develops, manufactures and sells biotechnology-based products to dentists. Its principal product, Emdogain(R)Gel, which is approved for sale in Europe, North America and Japan among others, naturally regenerates the tooth-supporting structure that the tooth has lost due to periodontitis. Biora's shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.

--------------------------------------------------------------------------------------------
CFO/Investor Relations        +46-40- 32 13 56 (direct)       e-mail:
Svante Lundell                +46-40- 32 13 55 (fax)          svante.lundell@biora.com
Biora AB (publ)               +46--705- 32 30 56 (mobile)     Internet: http://www.biora.com
Medeon,  SE-205 12 Malmo


REPORT FOR THE FIRST QUARTER 2003.

Biora's net sales for the first quarter 2003 amounted to SEK 34.6 million (SEK
35.0 million). This represents a decrease in revenue of one percent (a 9 percent increase in local currencies) compared to the first quarter 2002. The most significant reasons for the decrease in sales during the first quarter was a 19 percent decline in the U.S. dollar exchange rate and less significant deliveries of EmdogainGel to Japan this quarter.

                  Sales by quarter, SEK million



                               [Graphic omitted]





                  Moving annual sales reported by quarter, Q1 2001 - Q1 2003, SEK million


                               [Graphic omitted]


(Throughout this report, figures for the comparable period in year 2002 are noted in parentheses immediately following the year 2003 figures.)

SALES
A sales increase in the US market of 23 percent in US dollar

The United States is Biora's single largest market. Sales during the first quarter 2003 were SEK 16.3 million (SEK 16.3 million). Compared to the same period last year Biora showed a sales increase of 23 percent measured in US dollars. The decline in the US dollar exchange rate eliminated the US sales increase when measured in SEK.


Sales growth of 21 percent in the German market

Germany is Biora's largest market in Europe. Sales during the first quarter 2003 amounted to SEK 7.9 million (SEK 6.6 million), an increase of 21 percent in SEK as well as in Euros compared to the corresponding period in 2002. Comparatively, sales during the first quarter 2003 were positively affected by the significant sales of EmdogainGel at the largest European dental congress
(IDS), occurring every second year, which took place in Germany in March.

Sales in Japan

Biora's deliveries to Seikagaku, its Japanese partner, during the first quarter 2003 amounted to SEK 2.8 million (SEK 4.2 million). Comparatively, sales during Q1, 2002 were greater as Seikagaku built-up inventory for the reintroduction of the product in the Japanese market and for the launch of EmdogainGel in April 2002. Seikagaku has successfully introduced EmdogainGel to existing customers and has also gained a significant number of new customers.


RESEARCH AND DEVELOPMENT

Biora's research efforts are focused on expanding the indications for EmdogainGel and on developing new, proprietary products for the dental market.

Biora is awaiting a response from the U.S. Food and Drug Administration (FDA) for the indications relating to recession defects as well as furcation defects (periodontal defects between the dental roots). An FDA approval letter was received during the fourth quarter last year for the furcation indication, which was conditional on the receipt of supplementary statistical information. Biora submitted the requested information during the first quarter this year.

Ongoing research projects are progressing as follows:

o An enamel matrix protein-based product for use in endodontic therapy (treatment of the dental pulp) - a phase I trial was finalized during the fourth quarter of 2002 and the analysis of the results is ongoing.


o As Biora announced in the Year End Report of 2002, phase II of the project involving Biora's patent-protected pharmaceutical product to treat xerostomia (dry mouth) is planned to be initiated in the third quarter 2003. Medpharma and Biora have agreed to further develop the xerostomia product through the phase II clinical trial. In April this year, Biora received a partial license fee payment from Medpharma of USD 50,000. Biora has additional license fees due of approximately USD 450,000 that Medpharma has agreed to pay by June 13, 2003.


OTHER INFORMATION

Biora's Board of Directors unanimously recommends the public offer from Straumann

On April 7, 2003, Straumann Holding AG announced a public offer to the shareholders of and to the holders of warrants issued by Biora. Straumann is offering SEK 17 per ordinary share of Biora and SEK 1.50 for each employee warrant issued by Biora. Biora's Board of Directors retained Enskilda Securities to evaluate the offer and Enskilda Securities has concluded that the offer is fair from a financial standpoint. The offer by Straumann of SEK 17 per ordinary share implies a premium of approximately 47 per cent compared to the average closing price of Biora shares during the 30 trading days prior to the announcement of the offer. Based on this premium, as well as the fairness opinion provided by Enskilda Securities, the Board unanimously recommends that Biora shareholders and warrant holders accept the Straumann offer. Additional information regarding the offer from Straumann including the prospectus is planned to be distributed soon.

Launch of the recession indication in Europe

Biora will shortly launch EmdogainGel for the recession indication (exposed root surfaces) in the European markets. Aesthetic soft tissue procedures are well established in the United States and Biora believes that the number of these procedures is now increasing in Europe due to improved surgical techniques and increased patient demand. The use of EmdogainGel as an adjunct to current conventional procedures for soft tissue coverage increases the quality of the newly regenerated attachment and thereby improves the potential for long-term success.

Biora's Presence at Europerio IV

Europerio is the largest periodontal scientific meeting in Europe. The conference is held every third year in different locations throughout Europe. This year's meeting will take place in Berlin in June. EmdogainGel will be included as part of the main scientific program. Additionally, Biora has organized several scientific sessions where experienced customers will present their clinical findings from the use of EmdogainGel in the treatment of periodontal defects as well as clinical results from the use in recession and furcation defects.

Changes to Biora's Board of Directors

The Biora Board has been advised that at the Company's Annual General Meeting on April 29th, 2003 Jan Kvarnstrom and Lennart Jacobsson will decline to seek re-election as Directors due to changes in their working conditions. Jan Kvarnstrom has been a member of the Board since January 2002 and Lennart Jacobsson has been the deputy Board member since 1987. Due to the Company's current strategy and the broad experience of the other six Directors on the Biora Board, there are no plans to nominate new Directors at this time. However, a new deputy board member will be nominated at the Annual General Meeting.


FINANCIAL INFORMATION


Net sales

The Group's net sales during the first quarter 2003 decreased to SEK 34.6 million (SEK 35.0 million). This amounts to a decrease of 1 percent (a 9 percent increase in local currencies).

Results

Gross profit during the first quarter 2003 was SEK 27.4 million (SEK 28.2 million). The decrease is primarily attributed to decreased sales, expressed in SEK, in the US and Japan. Another reason for the lower gross profit was a decrease in the gross margin to 79.2% (80.5%).

The operating result during the first quarter 2003 amounted to a profit of SEK
1.4 million (SEK 1.0 million loss). This improvement in the operating result is due to a reduction in the operating expenses. Selling expenses decreased by SEK
3.1 million and research and development expenses decreased by SEK 1.7 million. Administrative expenses during the first quarter 2003 increased by SEK 0.1 million. Other expenses include SEK 1.4 million for expenditures related to the negotiations with Straumann Holding AG.

The financial net for the first quarter 2003 amounted to a profit of SEK 0.1 million (SEK 0.3 million).

The net income during the first quarter 2003 was SEK 1.4 million (SEK 0.7 million loss) corresponding to a profit of SEK 0.06 per share (SEK 0.03 loss) calculated on the average number of shares outstanding (23,753,800).

Capital expenditures

Capital expenditures for long-term tangible assets and patents during the period totaled SEK 0.4 million (SEK 0.4 million).

Financial position

The net change in cash and cash equivalents during the first quarter 2003 was negative SEK 4.2 million (negative SEK 3.5 million). During the period, Biora repaid a royalty fee amounting to SEK 1.6 million to AstraZeneca. Biora's liability to AstraZeneca relating to prior year royalties at the end of the reporting period is SEK 8.1 million of which Biora plans to repay SEK 4.9 million during 2003 and SEK 3.2 million during 2004.

At the end of the reporting period the Group's liquid funds amounted to SEK
47.2 million (SEK 51.3 million), the equity/assets ratio was 65.9 percent (64.9 percent) and the Group's equity amounted to SEK 57.7 million (SEK 56.2 million).

Employees

As of March 31, 2003, the Group had 75 employees, compared to 78 as of December 31, 2002.

Accounting principles

The accounting principles used in this report for the period are the same as those used in the 2002 annual report.

Forecast

The sales growth in local currency for 2003 is expected to be in line with the growth achieved in 2002.




Upcoming financial information


Biora will publish financial information on the following dates:

Annual General Meeting, Malmo                             April 29, 2003
Interim Report for the first half of 2003                 August 7, 2003
Interim Report for the first nine months of 2003          October 30, 2003




Malmo, April 25th, 2003

Donna Janson, President and CEO

Biora's auditors have not audited this report.

Biora AB has registered the trademarks Emdogain(R) and PrefGel(TM). In this report these registrations are only publicized in this paragraph.

This report may contain certain forward-looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements and are more fully discussed in periodic reports filed with the Securities and Exchange Commission.

------------------------------------------------------------------------------
For further information, please contact:

-     Svante Lundell, CFO and Investor Relations, Biora,
      tel: +46 40-32 13 56 or +46 705 32 30 56
-     Donna Janson, President and CEO of Biora, tel: +46 40 32 12 28
-     http://www.biora.com
-


CONSOLIDATED STATEMENTS OF OPERATIONS
                                                                        2003      2002     2002
(Swedish GAAP unaudited) 1)                                          1th Qtr   1th Qtr Full year
                                                                      (KSEK)    (KSEK)   (KSEK)

Net sales                                                             34 601    35 006  129 736
------------------------------------------------------------------------------------------------
Costs of goods sold                                                   -7 193    -6 814  -23 014
------------------------------------------------------------------------------------------------
Gross profit                                                          27 408    28 192  106 722
------------------------------------------------------------------------------------------------

Selling expenses                                                     -16 139   -19 215  -68 982
------------------------------------------------------------------------------------------------
Administrative expenses                                               -5 462    -5 319  -21 474
------------------------------------------------------------------------------------------------
Research and development costs                                        -2 620    -4 344  -16 686
------------------------------------------------------------------------------------------------
Other operating income and expenses 2)                                -1 804      -321     -448
------------------------------------------------------------------------------------------------
Operating result                                                       1 383    -1 007     -868
------------------------------------------------------------------------------------------------

Financial net                                                            146       346    1 565
------------------------------------------------------------------------------------------------
Result after financial items                                           1 529      -661      697
------------------------------------------------------------------------------------------------

Income tax 3)                                                            -80       -50      -16
------------------------------------------------------------------------------------------------
Net income for the period                                              1 449      -711      681
------------------------------------------------------------------------------------------------

Profit/loss per share 4)                                                0.06     -0.03     0.03
------------------------------------------------------------------------------------------------

Number of shares outstanding at the end of the
period (000s)                                                         23 754    23 754   23 754
------------------------------------------------------------------------------------------------


Average number of shares outstanding (000s)                           23 754    23 754   23 754
------------------------------------------------------------------------------------------------


1)   Average exchange rate Jan-Mar, 2003, USD/SEK 1= 8.58, EUR/SEK 1 = 9.19

2)   Other operating expenses include KSEK 1 425 for expenses related to the negotiations with
     Straumann Holding AG.

3)   The Company reports no tax income in respect of accumulated losses. Deferred tax assets have been reduced by a valuation allowance to the amount that is "more likely than not" to be realized. The net deferred tax asset is zero.

4)   Profit / loss per share have been calculated by dividing the profit / loss for the period by the average number of shares. Since the present value of the options' exercise prices are higher than the net realizable value of the shares, the profit / loss per share before and after dilution are the same.

CONSOLIDATED BALANCE SHEETS

                                                                       Mar 31     Mar 31     Dec 31,
(Swedish GAAP, unaudited) 1)                                             2003       2002        2002
                                                                       (KSEK)     (KSEK)      (KSEK)

Intangible long term assets                                             8 079      6 901       8 001
-----------------------------------------------------------------------------------------------------
Tangible long term assets                                               1 864      3 315       1 917
-----------------------------------------------------------------------------------------------------
Financial long term assets                                                218        623         217
-----------------------------------------------------------------------------------------------------
Total long term assets                                                 10 161     10 839      10 135
-----------------------------------------------------------------------------------------------------

Inventories                                                             9 050      7 241      10 961
-----------------------------------------------------------------------------------------------------
Current receivables                                                    21 196     21 403      14 191
-----------------------------------------------------------------------------------------------------
Bank deposits                                                               -     28 000           -
-----------------------------------------------------------------------------------------------------
Cash and bank                                                          47 185     20 020      51 347
-----------------------------------------------------------------------------------------------------
Total current assets                                                   77 431     76 664      76 499
-----------------------------------------------------------------------------------------------------

Total assets                                                           87 592     87 503      86 634
-----------------------------------------------------------------------------------------------------

Shareholders' equity 2)                                                57 706     55 337      56 215
-----------------------------------------------------------------------------------------------------
Provisions                                                                270        296         269
-----------------------------------------------------------------------------------------------------
Long term liabilities  3)                                                   -          -           -
-----------------------------------------------------------------------------------------------------
Current liabilities 3)                                                 29 616     30 870      30 150
-----------------------------------------------------------------------------------------------------

Total shareholders' equity and liabilities                             87 592     87 503      86 634
-----------------------------------------------------------------------------------------------------

1) Exchange rate March 31st  2003, USD/SEK 1= 8.51, EUR/SEK 1 = 9.23

2) Change in shareholders' equity

                                                 Share       Other    Accumu-      Total       Total      Total
                                               capital restricted  lated loss 31.03 2003  31.03 2002 31.12 2002 equity


Opening                                            950      71 551    -16 286     56 215      55 870     55 870
Balance
Disposition of loss                                                                    -           -          0
Transfer                                                                               -           -          0
Change in translation differences                              205       -163         42         178       -336
Net Income for the period                                               1 449      1 449        -711        681

Closing Balance                                    950      71 756    -15 000     57 706      55 337     56 215
2003-03-31


 3) The interest bearing liabilities amounted to zero on March 31, 2003, March 31, 2002 and December 31, 2002.

STATEMENT OF CASH FLOWS

Consolidated (KSEK)                                                                2003        2002        2002
(Swedish GAAP, unaudited)                                                       1th Qtr     1th Qtr   Full year

Net Income for the period                                                         1 449        -711         681
---------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                                                       405         794       3 715
---------------------------------------------------------------------------------------------------------------------------
Other adjustments to reconcile net result to net cash flows from                     80          54         247
operating activities
---------------------------------------------------------------------------------------------------------------------------
Change in assets and liabilities                                                 -5 499      -2 879        -720
---------------------------------------------------------------------------------------------------------------------------
Net cash used in operating activities                                            -3 565      -2 742       3 923
---------------------------------------------------------------------------------------------------------------------------
Capital expenditures (tangible assets and patents)                                 -434        -387      -2 856
---------------------------------------------------------------------------------------------------------------------------
Net cash used in/ from investing activities                                        -434        -387      -2 856
---------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                       -163        -322      -1 191
---------------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                          -4 162      -3 451        -124
---------------------------------------------------------------------------------------------------------------------------




KEY RATIOS

Consolidated                                        2003            2002          2002         2001      2000
(Swedish GAAP, unaudited)                        1th Qtr         1th Qtr     Full year    Full year Full year

Net sales, (KSEK)                                 34 601          35 006       129 736      110 677    89 160
--------------------------------------------------------------------------------------------------------------
Gross margin, % 1)                                  79.2            80.5          82.3         79.4      76.3
--------------------------------------------------------------------------------------------------------------
R & D costs, (KSEK) 2)                             2 620           4 344        16 686       26 787    42 789
--------------------------------------------------------------------------------------------------------------
Return on capital employed, % 3)                     3.0            -4.8           1.6        -45.5     -83.7
--------------------------------------------------------------------------------------------------------------
Return on equity,% 4)                                2.5            -5.1           1.2        -47.0     -85.4
--------------------------------------------------------------------------------------------------------------
Equity / assets ratio, % 5)                         65.9            63.2          64.9         60.6      55.8
--------------------------------------------------------------------------------------------------------------
Net debt / equity ratio, % 6)                      -81.8           -86.8         -91.3        -92.1    -100.9
--------------------------------------------------------------------------------------------------------------
Total equity, (KSEK)                              57 706          55 337        56 215       55 870    50 915
--------------------------------------------------------------------------------------------------------------
Average number of shares
Outstanding, (000s) 7)                            23 754          23.754        23 754       22 014    21 204
--------------------------------------------------------------------------------------------------------------
Equity per share, SEK 7)                            2.43            2.33          2.37         2.54      2.40
--------------------------------------------------------------------------------------------------------------
Result per share, SEK 7)                            0.06           -0.03          0.03        -1.14     -3.59
--------------------------------------------------------------------------------------------------------------
Cash flow per share, SEK 8)                        -0.18           -0.15         -0.01        -0.10     -2.78
--------------------------------------------------------------------------------------------------------------

1)   Gross profit divided by net sales.

2)   R&D-costs are shown gross, including capitalized costs. During 2003, as well as during 2000,
     2001 and 2002, no costs were capitalized under the heading Capitalized R&D costs, which explains why the net and gross costs were equal, at 2 620.

3)   Operating result plus financial income divided by average total assets (total assets less non-interest- bearing operating liabilities including deferred taxes).

4)   Net result divided by average equity.

5)   Shareholders' equity divided by total assets.

6)   Interest-bearing liabilities less cash and bank deposits divided by shareholders' equity.

7)   The dilution effects of outstanding options have not been considered when calculating equity, result and cash flow per share for the years 2000-2003 as the present values of the exercise prices at each year end has been higher than the net realizable value of the shares.

8)   Net change in cash and cash equivalents divided by the average number of shares in accordance with note 7).








         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           BIORA AB


        Dated: April 25, 2003              By:    /s/  Svante Lundell
                                                  ---------------------------
                                                  Svante Lundell
                                                  Chief Financial Officer